

Hill Brook Place Apartments Bensalem, PA





Dunfield Townhomes Perry Hall, MD



Cambridge Village Levittown, NY



Middlesex Crossing Billerica, MA

Second Quarter 2014

Earnings Release & Supplemental Information

850 Clinton Square, Rochester, NY 14604

585-546-4900 | www.HomeProperties.com

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Home Properties, Inc.
Earnings Release and Supplemental Information
Second Quarter 2014
Table of Contents



FOR IMMEDIATE RELEASE

Home Properties Reports Second Quarter 2014 Results and Announces Quarterly Dividend

-Positive Portfolio Operating Trends
-Exiting New Development Business
-Reaffirming Commitment to Existing Markets

ROCHESTER, N.Y., July 31, 2014 – Home Properties, Inc. (NYSE: HME) today reported financial results for the quarter and six months ended June 30, 2014. All per share results are reported on a diluted basis.

Results for the Quarter

- Earnings per share ("EPS") was $0.39 per share, as compared to $0.51 per share in the second quarter of 2013. The decrease in EPS is primarily attributable to one-time charges of approximately $3.8 million incurred in connection with the Company's exit from the business of developing new apartment communities, as described in detail below, and lower gains on the disposition of property in 2014.

- Funds from Operations ("FFO") was $1.04 per share, as compared to $1.11 per share in the prior year period. The decrease in FFO is primarily attributable to the $3.8 million charges related to the Company's exit from new development.

- Operating Funds from Operations ("OFFO") was $1.11 per share, as compared to $1.11 per share in the prior year period.

Results for the Six Months

- EPS was $1.18 per share, as compared to $1.50 per share in the first six months of 2013.

- FFO was $2.04 per share, as compared to $2.17 per share in the prior year period.

- OFFO was $2.10 per share, as compared to $2.17 per share in the prior year period.

Definitions of FFO and OFFO, and reconciliations of GAAP net income to these measures, are provided in the financial data section of this release.

"The past four months have been very active at Home Properties, as we continue to focus on the creation of stockholder value throughout the organization," said Edward J. Pettinella, President and Chief Executive Officer. "Our property management team has been successful in their efforts to increase rents and occupancy, and I am encouraged by improving portfolio trends in the second quarter, with new leases executed at rents 3.0% higher than expiring leases and renewals 3.2% higher. We are making significant strides in occupancy as well, with a 40 basis point improvement over the first quarter of 2014. The acquisition of two apartment communities was completed and we are on pace to meet our goal of acquiring $150 to $250 million of properties in 2014."

Pettinella continued: "After thoughtful consideration and deliberation, we decided to exit the new development business. We believe that this change in strategy is a positive one as it simplifies the investment story for Home Properties, reduces risk, and allows management to spend more time on what Home does best – own, operate, acquire, and reposition Class C/B apartment communities.

We also completed our review of existing and potential new markets. We identified no new markets for expansion and are reaffirming our commitment to the markets in which we operate today."

Same-Property Operating Results [(1)]

	Second Quarter 2014 Compared to Second Quarter 2013	Second Quarter 2014 Compared to First Quarter 2014
Rental Income	2.4 % increase	1.5% increase
Total Revenues	2.4% increase	0.1% decrease
Property Level Operating Expenses	2.0% increase	9.7% decrease
Net Operating Income ("NOI")	2.6% increase	6.1% increase
Average Physical Occupancy[(2)]	95.4%, or a 40 basis point decrease	95.4%, or a 40 basis point increase
Average Monthly Rental Rates	2.8% increase to $1,323	1.0% increase to $1,323

[(1)] For 115 core properties containing 39,915 apartment units owned since January 1, 2013
[(2)] Average physical occupancy – defined as the number of occupied apartment units divided by total apartment units

For the six months ended June 30, 2014, same-property total revenues increased 2.6% and property level operating expenses increased 5.5%, resulting in a 0.9% increase in NOI, as compared to the first six months of 2013. The increase in property level operating expenses is largely the result of costs incurred in the first quarter of 2014 related to record severe winter weather in the majority of the Company's operating markets.

Exit from New Development Business

The Company announced today that it is exiting the business of developing new apartment communities. The two projects currently under construction will be completed – Eleven55 Ripley in Silver Spring, Maryland and The Courts at Spring Mill Station in Conshohocken, Pennsylvania. No additional new apartment communities will be started.

"We have created significant value through our development activities and are very proud of the seven Class A projects developed and currently valued at more than $530 million," commented Mr. Pettinella. "However, we believe that it is in the best interest of the Company's stockholders for us to dissolve our new development platform and focus 100% on our core differentiating strategy of acquiring and redeveloping mature apartment communities."

In the second quarter of 2014, the Company recognized a non-cash charge for the impairment in value of land parcels that will not be developed and other related charges of approximately $3.8 million. This one-time charge does not negatively impact OFFO. Net severance charges in connection with the elimination of development employee positions, totaling approximately $1.8 million, will be expensed over the third and fourth quarters of 2014 and the first quarter of 2015. In addition, the Company expects to recognize approximately $1.2 million of interest expense related to land and predevelopment carrying costs in the third and fourth quarters of 2014 that would have otherwise been capitalized.

The Company anticipates that gains on the sale of its remaining development land parcels over the course of the next year will be equal to or greater than the combined impairment and severance charges and interest expense triggered by its exit from the new development business.

Commitment to Existing Markets

In the normal course of operating its business, the Company conducts periodic reviews of potential new markets in conjunction with a thorough review of its existing footprint. The process begins with a review of data and analysis provided by third party consultants, followed by significant research completed by internal personnel, including visits to the various markets, meetings with brokers and property owners, and the completion of underwriting analysis. This process was recently completed and the Company identified no new markets that meet its investment requirements; therefore, it has no plans to enter into any new markets.

Today, the Company is reaffirming its commitment to the existing HME markets of Baltimore, Boston, Chicago, Southeast Florida, Long Island, Northern New Jersey, Philadelphia and Washington, D.C. and will continue to seek acquisition opportunities in all of these markets.

Acquisitions

On June 19, the Company acquired The Preserve at Milltown in Downingtown, Pennsylvania. The 376-unit garden apartment community is located 33 miles northwest of Philadelphia in Chester County near Downingtown Station, which provides train access to Philadelphia, New York City and surrounding communities. The Preserve also has excellent access to employment centers and services.

The Preserve was built in 1975 and consists of 23 two-story buildings with brick and vinyl exteriors, balconies and pitched roofs. During the first three years of ownership, the Company expects to invest a total of $3.6 million in interior renovations, upgrading 15% of the community's apartments each year as leases expire.

At closing, The Preserve was 93.4% occupied at monthly rents averaging $1,084 per unit. The Company expects a 6.3% first year capitalization rate on its investment after allocating 2.7% of rental revenues for management and overhead expenses and before normalized capital expenditures.

On July 30, the Company acquired Willowbrook Apartments in Jeffersonville, Pennsylvania. The 248-unit garden apartment community is located in Montgomery County in the King of Prussia/Valley Forge area. Willowbrook has immediate access to employment centers and a wide range of cultural, entertainment and recreational opportunities.

Willowbrook was built in 1972 and consists of eight two-story buildings with stucco veneer exteriors, vinyl siding accents on the gables, and pitched roofs. During the first three years of ownership, the Company expects to invest a total of $2.3 million in interior renovations, adding in-unit laundry equipment and upgrades as leases expire.

At closing, Willowbrook was 96% occupied at monthly rents averaging $1,230 per unit. The Company expects a 6.8% first year capitalization rate on its investment after allocating 2.7% of rental revenues for management and overhead expenses and before normalized capital expenditures.

Capital Markets

On June 30, the Company repaid two fixed rate mortgages:

- a $31.7 million 5.27% fixed rate mortgage with a July 1, 2014 maturity date and

- a $10.3 million 5.25% fixed rate mortgage with a September 1, 2028 maturity date.

Both properties have been added to the Company's unencumbered asset pool.

As of June 30, 2014:

- The Company had approximately $9 million of cash on hand and an additional $162 million of available capacity on its corporate credit facility.

- Unencumbered assets represented 55.7% of total undepreciated assets, up from 51.9% at December 31, 2013.

- The Company's ratio of debt-to-total market capitalization was 35.8%.

- Total debt of $2.4 billion was outstanding at a weighted average interest rate of 4.3% and staggered maturities averaging 4 years.

- Approximately 87% of totaled indebtedness was at fixed rates.

- Interest coverage for the quarter was 4.0 times and the fixed charge ratio was 3.7 times.

2014 Guidance

Based on actual year-to-date results and expectations for the balance of the year, the Company has decreased the midpoint of its prior FFO guidance by $0.13 per share, to $4.35, and the range of FFO per share to $4.31 to $4.39. Quarterly 2014 FFO per share guidance is as follows: third quarter range of $1.11 to $1.15 and fourth quarter range of $1.16 to $1.20.

The midpoint of 2014 OFFO per share guidance has been decreased by $0.07 per share to $4.42 with a range of $4.38 to $4.46. Quarterly guidance for the balance of the year is equal to the FFO ranges provided above.

A significant portion of the reduction in guidance is directly attributable to the Company's exit from the new development business: $0.10 for FFO and $0.04 for OFFO. In addition, extreme weather conditions experienced in the first quarter of 2014 resulted in delays in completing units in the two development projects currently under construction, resulting in reduced NOI from these properties of $0.02 per share for both FFO and OFFO. Guidance for operating results from Core Properties, G&A, and interest expense have been reduced by $0.01 per share for the balance of the year.

A reconciliation of May 1 to current guidance is provided below:

FULL YEAR 2014 GUIDANCE[1]

	Per Share	
	FFO	OFFO
May 1, 2014 Guidance	$ 4.48	$ 4.49
Change to Guidance as a result of second quarter actual results:		
Impairment and other charges related to exit from new development business	$ (0.06)	NA
Changes to third and fourth quarter Guidance:		
Amounts triggered due to exit from new development business		
Severance	$ (0.02)	$ (0.02)
Reduced capitalized interest on land parcels previously designated for development	$ (0.02)	$ (0.02)
Delayed NOI from two development projects under construction	$ (0.02)	$ (0.02)
Normal operations – NOI, interest expense, G&A	$ (0.01)	$ (0.01)
Current Guidance	$ 4.35	$ 4.42

[1] Represents the mid-point of Guidance range; additional details included in quarterly Supplemental Information available at www.homeproperties.com in the Investors section.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.73 per share for the quarter ended June 30, 2014. The dividend is payable on August 27, 2014 to shareholders of record on August 13, 2014 and is equivalent to an annualized rate of $2.92 per share. The current annual dividend represents a 4.4% yield based on the July 30 closing price of $66.69. Home Properties' common stock will begin trading ex-dividend on August 11, 2014.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, geographic market breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section or e-mail upon request.

Second Quarter Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section of the Company's website, www.homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

Third Quarter Conference/Event Schedule

Home Properties is scheduled to participate in the Bank of America Merrill Lynch 2014 Global Real Estate Conference on September 10-11 in New York City, the BMO Capital Markets 9th Annual North American Real Estate Conference on September 15-16 in Chicago, and the Western New York Investors Conference on September 26 in Buffalo, New York. Presentation materials will be available at www.homeproperties.com in the "Investors" section.

Third Quarter Earnings Release and Conference Call

The Company's third quarter 2014 financial results are scheduled to be released after the stock market closes on Thursday, October 30, 2014. A conference call, which will be simultaneously webcast, is scheduled for Friday, October 31, 2014 at 11:00 AM ET. It will be accessible following the instructions for the current quarter's conference call.

Forward-Looking Statements

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ are described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission and include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth. The Company assumes no obligation to update or supplement forward-looking statements because of subsequent events.

About Home Properties

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, acquires and rehabilitates apartment communities primarily in suburbs of major metropolitan areas in selected Northeast and Mid-Atlantic markets. An S&P 400 Company, Home Properties owns and operates 121 communities containing 42,198 apartment units. For more information, visit Home Properties' website at www.homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2014	**2013**	**2014**	**2013**
Rental income	$ 155,022	$ 149,313	$ 307,375	$ 296,607
Property other income	13,170	12,828	28,730	27,008
Other income	179	215	321	464
Total revenues	168,371	162,356	336,426	324,079
Operating and maintenance	60,302	57,942	126,761	118,000
General and administrative	7,127	7,337	16,384	16,420
Interest	25,196	28,690	50,523	58,685
Depreciation and amortization	45,167	42,002	89,546	83,414
Other expenses	274	16	282	32
Impairment and other charges	3,842	-	3,842	-
Total expenses	141,908	135,987	287,338	276,551
Income from continuing operations	26,463	26,369	49,088	47,528
Discontinued operations				
Income (loss) from discontinued operations	-	1,385	40	2,193
Gain on disposition of property	-	4,645	31,306	45,004
Discontinued operations	-	6,030	31,346	47,197
Net income	26,463	32,399	80,434	94,725
Net income attributable to noncontrolling interest	(3,994)	(5,363)	(12,174)	(15,809)
Net income attributable to common stockholders	$ 22,469	$ 27,036	$ 68,260	$ 78,916
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income attributable to common stockholders	$ 22,469	$ 27,036	$ 68,260	$ 78,916
Real property depreciation and amortization	44,587	42,695	88,676	85,360
Noncontrolling interest	3,994	5,363	12,174	15,809
Gain on disposition of property	-	(4,645)	(31,306)	(45,004)
FFO - basic and diluted, as defined by NAREIT	71,050	70,449	137,804	135,081
Loss from early extinguishment of debt in connection with sale of real estate	-	-	802	1,416
FFO - basic and diluted [1]	$ 71,050	$ 70,449	$ 138,606	$ 136,497

[1] Pursuant to the updated guidance for Funds From Operations provided by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest and extraordinary items plus depreciation from real property. The Company adds back debt extinguishment costs and other one-time costs incurred as a result of repaying property specific debt triggered upon sale of a property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2014	**2013**	**2014**	**2013**
FFO – basic and diluted	$ 71,050	$ 70,449	$ 138,606	$ 136,497
FFO – basic and diluted	$ 71,050	$ 70,449	$ 138,606	$ 136,497
Acquisition costs of closed deals included in other expenses	274	16	282	32
Impairment and other charges	3,842	-	3,842	-
Operating FFO [(2)]	$ 75,166	$ 70,465	$ 142,730	$ 136,529
FFO – basic and diluted	$ 71,050	$ 70,449	$ 138,606	$ 136,497
Recurring non-revenue generating capital expenses	(9,094)	(8,901)	(18,225)	(17,934)
AFFO [(3)]	$ 61,956	$ 61,548	$ 120,381	$ 118,563
Operating FFO	$ 75,166	$ 70,465	$ 142,730	$ 136,529
Recurring non-revenue generating capital expenses	(9,094)	(8,901)	(18,225)	(17,934)
Operating AFFO [(2)] [(3)]	$ 66,072	$ 61,564	$ 124,505	$ 118,595
Weighted average shares/units outstanding:				
Shares – basic	57,247.9	52,299.4	57,162.3	51,954.6
Shares – diluted	57,795.1	52,922.0	57,660.2	52,581.5
Shares/units – basic [(4)]	67,452.0	62,695.4	67,379.1	62,366.2
Shares/units – diluted [(4)]	67,999.3	63,318.0	67,877.0	62,993.0
Per share/unit:				
Net income – basic	$0.39	$0.52	$1.19	$1.52
Net income – diluted	$0.39	$0.51	$1.18	$1.50
FFO – basic	$1.05	$1.12	$2.06	$2.19
FFO – diluted	$1.04	$1.11	$2.04	$2.17
Operating FFO [(2)]	$1.11	$1.11	$2.10	$2.17
AFFO [(3)]	$0.91	$0.97	$1.77	$1.88
Operating AFFO [(2)] [(3)]	$0.97	$0.97	$1.83	$1.88
Common Dividend paid	$0.73	$0.70	$1.46	$1.40

[(2)] Operating FFO is defined as FFO adjusted for the addback of acquisition costs on closed deals and land impairment costs.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $900 and $848 per apartment unit in 2014 and 2013, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	June 30, 2014	December 31, 2013
Land	$ 812,204	$ 786,868
Land held for sale	13,734	-
Construction in progress	136,957	187,976
Buildings, improvements and equipment	4,680,578	4,645,921
	5,643,473	5,620,765
Accumulated depreciation	(1,303,082)	(1,243,243)
Real estate, net	4,340,391	4,377,522
Cash and cash equivalents	9,382	9,853
Cash in escrows	26,451	23,738
Accounts receivable	12,973	14,937
Prepaid expenses	11,264	22,089
Deferred charges	10,281	11,945
Other assets	3,484	7,793
Total assets	$ 4,414,226	$ 4,467,877
Mortgage notes payable	$ 1,675,731	$ 1,814,217
Unsecured notes payable	450,000	450,000
Unsecured line of credit	282,500	193,000
Accounts payable	28,919	27,540
Accrued interest payable	7,757	8,392
Accrued expenses and other liabilities	33,817	33,936
Security deposits	18,930	18,479
Total liabilities	2,497,654	2,545,564
Common stockholders' equity	1,628,360	1,629,253
Noncontrolling interest	288,212	293,060
Total equity	1,916,572	1,922,313
Total liabilities and equity	$ 4,414,226	$ 4,467,877
Total shares/units outstanding:		
Common stock	57,330.6	56,961.6
Operating partnership units	10,201.0	10,287.2
	67,531.6	67,248.8

For Further Information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Shelly J. Doran, Vice President, Investor Relations, (585) 295-4227

###

HOME PROPERTIES®

Property Results

Second Quarter 2014

Region	# of Units	2Q '14 Company % Units [1]	Date Acquired [2]	2Q '14 Rent/Mo	2Q '14 Occup [3]	2Q '13 Occup [3]	2Q '14 Versus 2Q '13 % Growth: Rental Rates [4]	2Q '14 Versus 2Q '13 % Growth: Total Revenue	2Q '14 Versus 2Q '13 % Growth: Total Expense	2Q '14 Versus 2Q '13 % Growth: Total NOI	2Q '14 Company % NOI [1]
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,329	95.4%	93.6%	1.6%	2.9%	0.8%	3.9%	
Bonnie Ridge	960		7/1/1999	1,190	94.1%	93.9%	2.5%	0.5%	0.5%	0.5%	
Canterbury	618		7/15/1999	1,077	94.0%	95.4%	3.2%	1.8%	8.0%	(1.2%)	
Charleston Place	858		9/30/2010	1,268	95.6%	96.0%	3.5%	2.5%	4.3%	1.7%	
Country Village	344		4/30/1998	1,039	95.0%	93.4%	(0.5%)	1.1%	3.4%	(0.2%)	
Dunfield	312		11/1/2007	1,266	93.6%	94.6%	1.0%	(1.3%)	9.9%	(6.3%)	
Fox Hall	720		3/28/2007	962	92.2%	93.4%	4.3%	(0.8%)	(0.6%)	(1.0%)	
Gateway Village	132		7/15/1999	1,452	97.7%	97.2%	2.4%	3.5%	9.9%	0.7%	
Heritage Woods	164		10/4/2006	1,196	97.4%	94.8%	0.7%	2.3%	11.2%	(2.1%)	
Howard Crossing	1,350		6/28/2012	1,163	93.8%	95.4%	3.6%	3.6%	6.0%	2.4%	
Middlebrooke	208		4/1/2010	1,049	96.7%	96.5%	4.1%	8.1%	8.3%	7.9%	
Mill Towne Village	384		5/31/2001	975	96.7%	96.0%	2.1%	4.3%	7.8%	2.3%	
Morningside Heights	1,050		4/30/1998	1,010	93.1%	93.9%	4.4%	3.4%	15.0%	(1.3%)	
Owings Run	504		7/15/1999	1,346	95.7%	96.1%	3.5%	3.4%	(2.7%)	6.0%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,278	94.4%	96.4%	2.3%	3.3%	9.4%	(0.1%)	
Saddle Brooke	468		10/29/2008	1,201	96.8%	94.5%	5.2%	8.4%	5.5%	9.8%	
Selford	102		7/15/1999	1,515	97.3%	95.7%	3.0%	4.7%	2.9%	5.4%	
The Apts. at Cambridge Court	544		8/23/2011	1,372	94.0%	92.8%	0.5%	3.3%	(0.7%)	5.5%	
The Coves at Chesapeake	469		11/20/2006	1,363	92.2%	93.8%	1.7%	(0.2%)	4.5%	(2.3%)	
The Greens at Columbia	168		7/29/2010	1,481	94.1%	96.6%	1.2%	(0.5%)	9.0%	(4.2%)	
Top Field	156		10/4/2006	1,378	97.4%	94.3%	2.6%	6.7%	7.3%	6.4%	
Village Square	370		7/15/1999	1,252	95.3%	94.3%	1.9%	3.8%	(4.4%)	8.3%	
Westbrooke	110		4/1/2010	941	96.5%	96.3%	4.1%	3.1%	1.2%	4.4%	
Total Baltimore	10,477	25.0%		$ 1,183	94.5%	94.7%	2.8%	2.6%	4.5%	1.8%	23.3%
Boston											
Gardencrest	696		6/28/2002	$ 1,787	95.3%	97.3%	4.8%	1.6%	(0.4%)	2.4%	
Highland House	172		5/31/2006	1,350	95.8%	94.3%	4.4%	4.1%	(4.6%)	10.7%	
Liberty Commons	120		8/30/2006	1,333	98.4%	96.8%	2.0%	4.3%	3.6%	4.7%	
Liberty Place	107		6/6/2006	1,608	95.0%	95.4%	4.1%	0.3%	(4.2%)	3.5%	
Middlesex Crossing	252		12/18/2013	1,442	96.3%	n/a	n/a	n/a	n/a	n/a	
Redbank Village	500		7/8/1998	1,036	97.4%	97.4%	8.0%	9.1%	(2.3%)	16.5%	
Stone Ends	280		2/12/2003	1,418	97.4%	96.0%	4.3%	3.7%	5.6%	2.8%	
The Commons at Haynes Farm	302		7/15/2011	1,418	97.2%	97.1%	5.0%	4.4%	1.0%	6.3%	
The Heights at Marlborough	348		9/7/2006	1,370	96.5%	95.9%	4.6%	2.9%	10.0%	(0.8%)	
The Meadows at Marlborough	264		9/7/2006	1,320	96.5%	96.5%	3.9%	2.3%	7.8%	(0.7%)	
The Townhomes of Beverly	204		2/15/2007	1,703	97.1%	96.4%	5.5%	5.2%	1.7%	7.0%	
The Village at Marshfield	276		3/17/2004	1,315	96.1%	96.1%	4.4%	4.5%	3.3%	5.1%	
Westwoods	35		4/30/2007	1,429	97.7%	96.4%	3.2%	8.6%	(13.8%)	24.3%	
Total Boston	3,556	8.5%		$ 1,434	96.5%	96.6%	4.9%	3.7%	1.7%	4.8%	9.4%

HOME PROPERTIES®

Property Results

Second Quarter 2014

Region	# of Units	2Q '14 Company % Units [1]	Date Acquired [2]	2Q '14 Rent/Mo	2Q '14 Occup [3]	2Q '13 Occup [3]	2Q '14 Versus 2Q '13 % Growth Rental Rates [4]	Total Revenue	Total Expense	Total NOI	2Q '14 Company % NOI [1]
Chicago											
Blackhawk	371		10/20/2000	$ 952	95.6%	95.8%	3.6%	3.1%	(0.1%)	6.3%	
Courtyards Village	224		8/29/2001	967	98.0%	98.0%	4.0%	4.3%	(6.6%)	15.0%	
Cypress Place	192		12/27/2000	1,115	98.0%	98.5%	5.5%	4.9%	5.6%	4.5%	
Lakeview Townhomes	120		10/18/2010	1,277	97.8%	97.8%	2.7%	4.3%	6.5%	2.5%	
The Colony	783		9/1/1999	965	98.0%	97.0%	4.2%	6.6%	0.0%	11.5%	
The Gates of Deer Grove	204		12/15/2011	1,105	97.0%	96.9%	3.5%	2.1%	5.8%	(0.6%)	
The New Colonies	672		6/23/1998	777	97.4%	96.6%	0.6%	5.5%	(19.2%)	42.4%	
Total Chicago	2,566	6.1%		$ 951	97.4%	96.9%	3.3%	4.9%	(4.5%)	13.6%	4.1%
Florida											
The Hamptons	668		7/7/2004	$ 1,114	95.0%	94.8%	6.1%	6.8%	4.8%	8.5%	
Vinings at Hampton Village	168		7/7/2004	1,240	97.8%	98.2%	6.0%	6.2%	2.2%	9.3%	
Total Florida	836	2.0%		$ 1,139	95.6%	95.5%	6.1%	6.6%	4.3%	8.7%	1.5%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,398	98.3%	98.4%	3.0%	3.1%	5.6%	1.4%	
Cambridge Village	82		3/1/2002	2,009	97.0%	99.1%	4.5%	1.9%	5.6%	(0.4%)	
Crescent Club	257		9/30/2010	1,493	95.5%	97.4%	7.4%	5.7%	10.2%	3.1%	
Devonshire Hills	656		7/16/2001	1,721	97.1%	97.1%	3.1%	3.9%	1.4%	5.2%	
Hawthorne Court	434		4/4/2002	1,574	98.1%	97.5%	4.1%	3.7%	0.6%	6.1%	
Heritage Square	80		4/4/2002	1,940	98.3%	98.7%	3.3%	4.0%	3.4%	4.5%	
Holiday Square	144		5/31/2002	1,358	97.6%	98.6%	3.2%	1.9%	3.0%	1.1%	
Lake Grove	368		2/3/1997	1,585	96.9%	97.0%	3.4%	3.0%	8.9%	(0.3%)	
Mid-Island Estates	232		7/1/1997	1,530	99.2%	98.0%	2.3%	3.9%	8.4%	1.1%	
Sayville Commons	342		7/15/2005	1,750	98.2%	96.5%	4.0%	5.1%	1.4%	8.1%	
Southern Meadows	452		6/29/2001	1,577	96.8%	96.3%	3.5%	6.2%	5.6%	6.6%	
Westwood Village	242		3/1/2002	2,598	97.8%	94.7%	1.4%	3.6%	1.7%	4.9%	
Woodmont Village	97		3/1/2002	1,452	97.6%	97.1%	3.1%	5.0%	(9.7%)	14.3%	
Yorkshire Village	40		3/1/2002	1,975	98.8%	97.1%	(1.6%)	(2.7%)	(7.9%)	1.9%	
Total Long Island	3,586	8.5%		$ 1,682	97.5%	97.1%	3.4%	4.0%	3.4%	4.5%	10.5%

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Property Results

Second Quarter 2014

Region	# of Units	2Q '14 Company % Units[1]	Date Acquired[2]	2Q '14 Rent/Mo	2Q '14 Occup[3]	2Q '13 Occup[3]	2Q '14 Versus 2Q '13 % Growth Rental Rates[4]	Total Revenue	Total Expense	Total NOI	2Q '14 Company % NOI[1]
New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,449	96.5%	97.5%	6.0%	5.2%	4.1%	5.8%	
Chatham Hill	308		1/30/2004	2,019	93.1%	96.1%	2.2%	1.5%	2.5%	1.1%	
East Hill Gardens	33		7/8/1998	1,698	95.6%	98.9%	4.3%	3.4%	(2.6%)	6.5%	
Hackensack Gardens	198		3/1/2005	1,272	97.2%	95.8%	4.1%	5.5%	4.4%	6.2%	
Jacob Ford Village	270		2/15/2007	1,464	97.8%	97.9%	3.7%	5.0%	4.0%	5.4%	
Lakeview	106		7/8/1998	1,502	97.3%	97.3%	1.7%	3.1%	0.5%	4.8%	
Northwood	134		1/30/2004	1,484	98.2%	96.6%	3.3%	6.2%	17.0%	0.7%	
Oak Manor	77		7/8/1998	2,111	98.2%	98.2%	5.1%	6.2%	17.1%	1.9%	
Pleasant View	1,142		7/8/1998	1,264	96.4%	96.0%	3.5%	2.6%	2.6%	2.6%	
Pleasure Bay	270		7/8/1998	1,204	95.7%	97.2%	4.8%	2.7%	5.6%	0.6%	
Royal Gardens	550		5/28/1997	1,363	97.4%	96.6%	3.0%	4.2%	4.1%	4.2%	
Wayne Village	275		7/8/1998	1,521	95.0%	97.9%	2.5%	0.1%	7.0%	(3.3%)	
Windsor Realty	67		7/8/1998	1,386	96.1%	98.3%	3.3%	0.0%	(0.5%)	0.4%	
Total New Jersey	3,578	8.5%		$ 1,422	96.4%	96.7%	3.4%	3.2%	4.4%	2.6%	9.6%
Philadelphia											
Glen Manor	180		9/23/1997	839	94.1%	97.2%	4.1%	3.5%	(1.7%)	9.0%	
Golf Club	399		3/15/2000	1,220	95.3%	95.8%	4.0%	2.2%	(0.4%)	3.5%	
Hill Brook Place	274		7/28/1999	969	95.6%	96.5%	1.3%	(0.2%)	7.5%	(6.0%)	
Home Properties of Bryn Mawr	316		3/15/2000	1,649	88.1%	90.6%	7.3%	1.5%	3.1%	0.7%	
Home Properties of Devon	631		3/15/2000	1,319	95.6%	94.0%	1.4%	3.0%	0.5%	4.1%	
New Orleans Park	442		7/28/1999	947	94.7%	95.1%	3.8%	1.3%	(2.6%)	5.0%	
Racquet Club East	466		7/7/1998	1,166	95.3%	95.6%	2.2%	0.4%	(2.4%)	2.0%	
Racquet Club South	103		5/27/1999	967	94.5%	95.5%	1.2%	(1.1%)	(1.4%)	(0.8%)	
Ridley Brook	244		7/28/1999	1,005	94.4%	95.8%	1.5%	(0.6%)	3.1%	(3.8%)	
Sherry Lake	298		7/23/1998	1,329	98.3%	97.6%	0.6%	2.6%	10.0%	(0.7%)	
Stone Hill	205		11/27/2013	932	91.0%	n/a	n/a	n/a	n/a	n/a	
The Brooke at Peachtree Village	146		8/15/2005	1,272	95.5%	98.1%	2.6%	1.7%	1.1%	2.0%	
The Landings	384		11/22/1996	1,109	95.4%	96.7%	(0.9%)	(2.2%)	8.2%	(8.6%)	
The Preserve at Milltown	376		6/19/2014	1,103	94.7%	n/a	n/a	n/a	n/a	n/a	
Trexler Park	250		3/15/2000	1,161	95.2%	96.7%	1.0%	(1.4%)	9.3%	(7.4%)	
Trexler Park West	216		8/15/2008	1,382	98.1%	97.0%	(0.5%)	1.7%	(6.1%)	5.8%	
Waterview	203		7/14/2011	1,144	95.9%	94.5%	4.9%	3.4%	(21.5%)	18.1%	
William Henry	363		3/15/2000	1,239	95.1%	96.2%	1.2%	(0.3%)	(0.7%)	(0.0%)	
Total Philadelphia	5,496	13.1%		$ 1,189	95.0%	95.6%	2.2%	1.1%	0.7%	1.3%	11.2%

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Property Results

Second Quarter 2014

Region	# of Units	2Q '14 Company % Units[1]	Date Acquired[2]	2Q '14 Rent/Mo	2Q '14 Occup[3]	2Q '13 Occup[3]	2Q '14 Versus 2Q '13 % Growth Rental Rates[4]	Total Revenue	Total Expense	Total NOI	2Q '14 Company % NOI[1]
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,848	93.4%	96.4%	(2.8%)	(2.9%)	61.0%	(18.7%)	
Arbor Park of Alexandria	851		Redevelopment	1,629	77.7%	81.1%	4.8%	(0.1%)	(0.7%)	0.3%	
Braddock Lee	255		3/13/1998	1,461	97.0%	97.3%	2.0%	0.7%	(4.2%)	3.8%	
Cinnamon Run	511		12/28/2005	1,342	92.3%	94.1%	3.3%	1.0%	(9.8%)	6.2%	
Courts at Huntington Station	421		6/15/2011	1,969	93.3%	93.9%	(0.9%)	(0.1%)	(9.0%)	4.6%	
East Meadow	150		8/1/2000	1,491	96.2%	97.1%	1.9%	2.8%	3.4%	2.5%	
Eleven55 Ripley	351		Under Construction	2,045	20.5%	n/a	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,034	94.7%	95.9%	3.8%	1.6%	1.9%	1.4%	
Hunters Glen	108		4/19/2011	1,058	95.4%	94.5%	4.1%	3.8%	(4.1%)	9.1%	
Mount Vernon Square	1,387		12/27/2006	1,365	93.4%	95.2%	1.7%	0.2%	(3.6%)	2.3%	
Newport Village	937		10/17/2011	1,579	94.3%	95.6%	1.3%	(1.0%)	0.8%	(2.1%)	
Park Shirlington	294		3/13/1998	1,469	95.7%	97.1%	2.2%	0.7%	2.5%	(0.4%)	
Peppertree Farm	879		12/28/2005	1,319	91.8%	94.3%	3.6%	0.9%	3.8%	(0.6%)	
Seminary Hill	296		7/1/1999	1,465	97.2%	96.8%	3.0%	5.3%	2.7%	7.3%	
Seminary Towers	545		7/1/1999	1,485	96.5%	97.1%	0.5%	(1.5%)	(7.3%)	2.4%	
Somerset Park	108		10/11/2011	1,523	98.2%	98.1%	1.5%	3.0%	3.4%	2.8%	
Tamarron	132		7/15/1999	1,674	96.3%	93.2%	0.5%	5.3%	(0.9%)	7.7%	
The Apts. at Cobblestone Square	314		6/14/2012	1,348	95.5%	96.0%	2.7%	3.4%	4.1%	3.0%	
The Apts. at Wellington Trace	240		3/2/2004	1,426	95.8%	95.6%	(0.1%)	0.3%	7.5%	(2.9%)	
The Courts at Dulles	411		11/30/2011	1,542	96.1%	95.3%	(0.4%)	(0.8%)	3.8%	(3.2%)	
The Courts at Fair Oaks	364		9/30/2010	1,545	96.1%	96.1%	0.2%	(1.4%)	2.1%	(2.9%)	
The Manor - MD	435		8/31/2001	1,396	94.7%	95.4%	2.5%	3.2%	3.7%	3.0%	
The Manor - VA	198		2/19/1999	1,202	95.3%	97.6%	5.1%	3.5%	(1.1%)	6.1%	
The Manor East	164		5/11/2012	1,167	94.0%	95.1%	6.0%	4.0%	(9.8%)	12.9%	
The Sycamores	185		12/16/2002	1,475	97.7%	95.6%	(1.7%)	(0.1%)	(1.8%)	0.8%	
Village at Potomac Falls	247		8/5/2010	1,464	96.1%	95.9%	0.9%	3.0%	0.7%	4.4%	
West Springfield	244		11/18/2002	1,584	96.1%	97.5%	(0.4%)	(2.2%)	(15.3%)	4.7%	
Westchester West	345		12/30/2008	1,426	93.2%	94.0%	3.0%	2.1%	11.1%	(2.5%)	
Woodleaf	228		3/19/2004	1,307	96.5%	96.9%	1.4%	1.3%	11.2%	(2.6%)	
Woodway at Trinity Centre	504		5/17/2012	1,436	96.4%	96.8%	1.6%	2.0%	7.5%	(0.4%)	
Total Washington, D.C.	11,855	28.3%		$ 1,439	94.7%	95.7%	1.5%	0.7%	0.8%	0.7%	30.4%
Total Properties	**41,950**	**100.0%**		**$ 1,334**	**94.4%**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**
Total Core Properties	**39,915**			**$ 1,323**	**95.4%**	**95.8%**	**2.8%**	**2.4%**	**2.0%**	**2.6%**	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
[2] For development properties the date reflects when all units became available to rent.
[3] Average physical occupancy is defined as the number of occupied apartment units divided by total apartment units.
[4] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

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Property Results

June YTD

Region	# of Units	YTD '14 Company % Units [1]	Date Acquired [2]	YTD '14 Rent/Mo	YTD '14 Occup [3]	YTD '13 Occup [3]	YTD '14 Versus YTD '13 % Growth Rental Rates [4]	Total Revenue	Total Expense	Total NOI	YTD '14 Company % NOI [1]
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,314	94.7%	93.3%	0.9%	2.8%	16.1%	(3.7%)	
Bonnie Ridge	960		7/1/1999	1,181	94.5%	94.0%	2.0%	1.8%	5.1%	0.3%	
Canterbury	618		7/15/1999	1,074	94.7%	95.0%	3.6%	4.1%	7.4%	2.4%	
Charleston Place	858		9/30/2010	1,262	95.4%	95.6%	3.4%	3.3%	8.7%	1.1%	
Country Village	344		4/30/1998	1,038	95.4%	94.1%	(0.7%)	0.7%	6.3%	(2.6%)	
Dunfield	312		11/1/2007	1,266	92.7%	95.1%	1.9%	(1.5%)	14.8%	(8.5%)	
Fox Hall	720		3/28/2007	958	93.3%	92.9%	4.2%	1.9%	5.8%	(1.0%)	
Gateway Village	132		7/15/1999	1,448	97.3%	96.2%	2.9%	4.3%	5.8%	3.6%	
Heritage Woods	164		10/4/2006	1,192	97.2%	94.6%	0.4%	3.0%	14.0%	(2.4%)	
Howard Crossing	1,350		6/28/2012	1,158	93.8%	94.6%	3.2%	4.4%	6.8%	3.1%	
Middlebrooke	208		4/1/2010	1,046	96.4%	95.8%	4.4%	6.5%	7.9%	5.7%	
Mill Towne Village	384		5/31/2001	969	96.2%	96.6%	2.0%	3.0%	13.6%	(2.7%)	
Morningside Heights	1,050		4/30/1998	1,003	93.3%	94.1%	4.4%	3.6%	15.9%	(1.8%)	
Owings Run	504		7/15/1999	1,336	94.4%	95.5%	3.0%	2.4%	6.6%	0.7%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,273	93.7%	96.8%	2.8%	2.7%	10.1%	(1.3%)	
Saddle Brooke	468		10/29/2008	1,192	96.1%	94.0%	4.9%	7.2%	8.9%	6.3%	
Selford	102		7/15/1999	1,509	97.2%	95.4%	3.2%	5.0%	6.2%	4.5%	
The Apts. at Cambridge Court	544		8/23/2011	1,363	93.4%	92.1%	(0.1%)	2.0%	1.9%	2.1%	
The Coves at Chesapeake	469		11/20/2006	1,360	92.0%	94.1%	2.1%	(1.6%)	8.3%	(5.6%)	
The Greens at Columbia	168		7/29/2010	1,482	94.9%	95.9%	1.7%	1.4%	10.8%	(2.2%)	
Top Field	156		10/4/2006	1,376	95.8%	95.4%	2.7%	3.4%	9.7%	0.8%	
Village Square	370		7/15/1999	1,249	94.4%	94.9%	2.3%	2.0%	3.9%	1.0%	
Westbrooke	110		4/1/2010	936	96.4%	96.7%	3.9%	4.0%	3.5%	4.4%	
Total Baltimore	10,477	25.0%		$ 1,178	94.4%	94.5%	2.7%	2.8%	8.2%	0.2%	23.6%
Boston											
Gardencrest	696		6/28/2002	$ 1,778	95.5%	96.8%	5.2%	3.2%	1.1%	4.2%	
Highland House	172		5/31/2006	1,344	93.4%	94.6%	4.1%	0.5%	(1.4%)	2.1%	
Liberty Commons	120		8/30/2006	1,331	96.8%	96.2%	2.0%	1.8%	10.0%	(1.9%)	
Liberty Place	107		6/6/2006	1,591	95.7%	95.1%	3.7%	0.4%	(3.9%)	3.6%	
Middlesex Crossing	252		12/18/2013	1,427	96.1%	n/a	n/a	n/a	n/a	n/a	
Redbank Village	500		7/8/1998	1,022	97.3%	96.5%	6.9%	8.6%	(1.1%)	14.9%	
Stone Ends	280		2/12/2003	1,410	96.8%	96.5%	4.8%	2.5%	6.8%	0.2%	
The Commons at Haynes Farm	302		7/15/2011	1,409	97.4%	97.4%	5.2%	4.3%	(0.9%)	7.3%	
The Heights at Marlborough	348		9/7/2006	1,361	96.8%	95.6%	4.8%	4.4%	10.0%	1.0%	
The Meadows at Marlborough	264		9/7/2006	1,314	95.9%	96.7%	4.6%	3.6%	8.4%	0.6%	
The Townhomes of Beverly	204		2/15/2007	1,693	95.6%	96.9%	5.5%	3.3%	6.5%	1.6%	
The Village at Marshfield	276		3/17/2004	1,306	95.5%	96.4%	4.8%	2.7%	4.4%	1.7%	
Westwoods	35		4/30/2007	1,423	97.2%	97.7%	3.1%	3.8%	9.7%	(0.3%)	
Total Boston	3,556	8.5%		$ 1,424	96.2%	96.4%	5.0%	3.7%	3.3%	3.9%	9.1%

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Property Results

June YTD

Region	# of Units	YTD '14 Company % Units (1)	Date Acquired (2)	YTD '14 Rent/Mo	YTD '14 Occup(3)	YTD '13 Occup(3)	YTD '14 Versus YTD '13 % Growth: Rental Rates(4)	Total Revenue	Total Expense	Total NOI	YTD '14 Company % NOI (1)
Chicago											
Blackhawk	371		10/20/2000	$ 945	95.1%	95.8%	3.5%	2.4%	5.1%	(0.1%)	
Courtyards Village	224		8/29/2001	963	97.4%	98.0%	4.5%	4.4%	5.1%	3.8%	
Cypress Place	192		12/27/2000	1,110	96.9%	98.3%	5.8%	5.1%	11.4%	0.9%	
Lakeview Townhomes	120		10/18/2010	1,273	97.4%	97.0%	2.6%	4.7%	17.8%	(5.2%)	
The Colony	783		9/1/1999	958	97.0%	96.9%	4.3%	5.5%	5.8%	5.2%	
The Gates of Deer Grove	204		12/15/2011	1,094	96.7%	96.5%	3.9%	3.3%	7.7%	(0.5%)	
The New Colonies	672		6/23/1998	773	97.2%	96.6%	0.4%	4.4%	(5.0%)	14.9%	
Total Chicago	2,566	6.1%		$ 945	96.8%	96.8%	3.3%	4.4%	4.2%	4.5%	4.0%
Florida											
The Hamptons	668		7/7/2004	$ 1,104	95.9%	94.5%	6.0%	8.2%	7.1%	9.2%	
Vinings at Hampton Village	168		7/7/2004	1,232	96.6%	97.5%	5.8%	5.3%	2.9%	7.2%	
Total Florida	836	2.0%		$ 1,130	96.0%	95.1%	6.0%	7.6%	6.2%	8.7%	1.5%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,396	97.8%	98.6%	3.4%	4.7%	7.2%	2.9%	
Cambridge Village	82		3/1/2002	1,995	97.0%	98.7%	3.8%	2.9%	6.5%	0.5%	
Crescent Club	257		9/30/2010	1,482	96.1%	96.7%	7.0%	7.6%	7.6%	7.6%	
Devonshire Hills	656		7/16/2001	1,712	96.7%	96.6%	2.9%	4.2%	2.4%	5.2%	
Hawthorne Court	434		4/4/2002	1,568	97.2%	97.5%	4.2%	5.0%	3.1%	6.6%	
Heritage Square	80		4/4/2002	1,937	97.9%	99.1%	3.4%	3.5%	14.7%	(3.5%)	
Holiday Square	144		5/31/2002	1,351	97.7%	99.1%	3.2%	1.0%	9.5%	(4.8%)	
Lake Grove	368		2/3/1997	1,580	95.5%	96.9%	3.2%	2.0%	10.3%	(2.9%)	
Mid-Island Estates	232		7/1/1997	1,524	98.3%	97.5%	2.1%	3.7%	7.0%	1.6%	
Sayville Commons	342		7/15/2005	1,741	97.5%	97.1%	3.9%	3.6%	0.0%	6.6%	
Southern Meadows	452		6/29/2001	1,568	96.1%	96.2%	3.5%	5.2%	6.9%	4.0%	
Westwood Village	242		3/1/2002	2,582	97.3%	95.0%	1.0%	2.8%	4.9%	1.4%	
Woodmont Village	97		3/1/2002	1,447	97.6%	96.6%	3.4%	7.3%	7.1%	7.5%	
Yorkshire Village	40		3/1/2002	1,976	97.3%	97.3%	(1.1%)	(5.1%)	(7.0%)	(3.4%)	
Total Long Island	3,586	8.5%		$ 1,674	96.9%	97.0%	3.3%	4.0%	5.1%	3.2%	10.6%

HOME PROPERTIES®

Property Results

June YTD

Region	# of Units	YTD '14 Company % Units [1]	Date Acquired [2]	YTD '14 Rent/Mo	YTD '14 Occup [3]	YTD '13 Occup [3]	YTD '14 Versus YTD '13 % Growth Rental Rates [4]	Total Revenue	Total Expense	Total NOI	YTD '14 Company % NOI [1]
New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,435	96.9%	97.8%	5.5%	5.2%	15.1%	(0.1%)	
Chatham Hill	308		1/30/2004	2,026	92.2%	94.7%	2.8%	2.5%	8.0%	0.2%	
East Hill Gardens	33		7/8/1998	1,681	96.8%	99.5%	4.1%	2.0%	10.3%	(2.5%)	
Hackensack Gardens	198		3/1/2005	1,262	97.8%	96.3%	4.0%	6.4%	6.7%	6.2%	
Jacob Ford Village	270		2/15/2007	1,459	96.9%	97.6%	4.1%	4.8%	8.4%	3.2%	
Lakeview	106		7/8/1998	1,499	97.4%	97.6%	2.2%	2.4%	5.9%	0.0%	
Northwood	134		1/30/2004	1,478	97.6%	96.2%	3.3%	5.7%	3.6%	7.1%	
Oak Manor	77		7/8/1998	2,097	96.5%	97.7%	5.5%	4.6%	21.3%	(2.9%)	
Pleasant View	1,142		7/8/1998	1,257	96.2%	96.2%	3.4%	2.6%	5.7%	0.6%	
Pleasure Bay	270		7/8/1998	1,191	95.7%	95.7%	5.4%	3.9%	8.7%	0.3%	
Royal Gardens	550		5/28/1997	1,356	97.4%	95.8%	2.9%	5.3%	6.8%	4.4%	
Wayne Village	275		7/8/1998	1,518	95.3%	97.5%	2.8%	0.6%	8.1%	(3.2%)	
Windsor Realty	67		7/8/1998	1,382	96.4%	98.1%	3.4%	1.0%	4.6%	(1.8%)	
Total New Jersey	3,578	8.5%		$ 1,416	96.2%	96.4%	3.5%	3.5%	7.5%	1.2%	9.2%
Philadelphia											
Glen Manor	180		9/23/1997	824	93.9%	96.4%	2.5%	(0.7%)	2.7%	(4.4%)	
Golf Club	399		3/15/2000	1,214	95.8%	95.5%	4.1%	4.0%	4.3%	3.9%	
Hill Brook Place	274		7/28/1999	965	95.1%	95.4%	1.2%	0.2%	6.1%	(4.8%)	
Home Properties of Bryn Mawr	316		3/15/2000	1,607	91.9%	94.1%	6.5%	2.7%	3.2%	2.4%	
Home Properties of Devon	631		3/15/2000	1,310	95.3%	95.3%	1.8%	2.4%	6.3%	0.5%	
New Orleans Park	442		7/28/1999	941	94.8%	94.1%	3.1%	4.7%	2.3%	7.2%	
Racquet Club East	466		7/7/1998	1,161	93.2%	95.5%	2.2%	(0.6%)	1.4%	(1.9%)	
Racquet Club South	103		5/27/1999	965	92.0%	94.7%	1.1%	(2.6%)	4.3%	(9.4%)	
Ridley Brook	244		7/28/1999	999	94.7%	95.4%	1.2%	0.2%	4.9%	(4.0%)	
Sherry Lake	298		7/23/1998	1,328	97.1%	96.7%	0.7%	2.5%	9.6%	(0.9%)	
Stone Hill	205		11/27/2013	929	90.3%	n/a	n/a	n/a	n/a	n/a	
The Brooke at Peachtree Village	146		8/15/2005	1,268	96.2%	98.2%	2.9%	1.8%	9.4%	(2.5%)	
The Landings	384		11/22/1996	1,107	95.9%	96.7%	(0.6%)	0.3%	13.9%	(8.7%)	
The Preserve at Milltown	376		6/19/2014	1,103	94.7%	n/a	n/a	n/a	n/a	n/a	
Trexler Park	250		3/15/2000	1,154	96.1%	96.2%	0.9%	2.6%	14.5%	(4.5%)	
Trexler Park West	216		8/15/2008	1,374	97.7%	97.5%	(0.8%)	(0.9%)	(0.2%)	(1.3%)	
Waterview	203		7/14/2011	1,135	96.1%	94.6%	4.7%	5.5%	1.9%	7.8%	
William Henry	363		3/15/2000	1,235	94.5%	95.5%	1.6%	0.7%	5.5%	(2.2%)	
Total Philadelphia	5,496	13.1%		$ 1,180	95.0%	95.6%	2.2%	1.7%	5.6%	(0.6%)	11.2%

Home PROPERTIES®

Property Results

June YTD

Region	# of Units	YTD '14 Company % Units [1]	Date Acquired [2]	YTD '14 Rent/Mo	YTD '14 Occup [3]	YTD '13 Occup [3]	YTD '14 Versus YTD '13 % Growth				YTD '14 Company % NOI [1]
							Rental Rates [4]	Total Revenue	Total Expense	Total NOI	
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,853	93.1%	96.6%	(2.2%)	(3.0%)	4.6%	(6.3%)	
Arbor Park of Alexandria	851		Redevelopment	1,622	79.3%	78.1%	5.2%	4.3%	2.7%	5.2%	
Braddock Lee	255		3/13/1998	1,457	97.0%	97.1%	1.7%	2.0%	0.6%	2.8%	
Cinnamon Run	511		12/28/2005	1,333	92.2%	93.3%	3.0%	2.7%	(11.0%)	9.4%	
Courts at Huntington Station	421		6/15/2011	1,971	93.3%	95.0%	(0.7%)	(1.0%)	(3.1%)	0.0%	
East Meadow	150		8/1/2000	1,486	96.0%	96.8%	1.8%	4.1%	4.1%	4.1%	
Eleven55 Ripley	351		Under Construction	2,062	16.1%	n/a	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,027	95.3%	95.7%	3.4%	1.5%	1.2%	1.8%	
Hunters Glen	108		4/19/2011	1,049	94.6%	94.1%	3.5%	5.8%	0.3%	9.5%	
Mount Vernon Square	1,387		12/27/2006	1,361	93.1%	95.0%	2.1%	0.5%	5.9%	(2.3%)	
Newport Village	937		10/17/2011	1,576	93.0%	95.9%	1.3%	(1.9%)	6.6%	(6.5%)	
Park Shirlington	294		3/13/1998	1,469	95.1%	96.1%	2.6%	1.9%	4.4%	0.4%	
Peppertree Farm	879		12/28/2005	1,312	92.6%	93.3%	3.4%	3.0%	7.0%	0.7%	
Seminary Hill	296		7/1/1999	1,460	97.3%	96.7%	3.2%	5.4%	3.9%	6.5%	
Seminary Towers	545		7/1/1999	1,485	95.4%	96.9%	0.9%	0.1%	(0.3%)	0.3%	
Somerset Park	108		10/11/2011	1,526	98.0%	97.9%	1.5%	3.5%	4.6%	3.0%	
Tamarron	132		7/15/1999	1,661	96.3%	94.1%	0.3%	3.3%	3.4%	3.2%	
The Apts. at Cobblestone Square	314		6/14/2012	1,339	95.8%	95.4%	2.5%	4.5%	8.4%	2.2%	
The Apts. at Wellington Trace	240		3/2/2004	1,421	96.4%	95.9%	(0.0%)	0.0%	9.5%	(4.0%)	
The Courts at Dulles	411		11/30/2011	1,538	95.9%	95.8%	(0.6%)	(0.7%)	5.7%	(4.0%)	
The Courts at Fair Oaks	364		9/30/2010	1,543	94.9%	96.8%	0.4%	(2.2%)	5.4%	(5.4%)	
The Manor - MD	435		8/31/2001	1,389	94.6%	95.8%	2.9%	1.6%	8.0%	(1.6%)	
The Manor - VA	198		2/19/1999	1,194	95.0%	95.8%	5.2%	6.8%	4.7%	8.0%	
The Manor East	164		5/11/2012	1,159	92.9%	93.2%	5.2%	5.6%	(5.5%)	13.2%	
The Sycamores	185		12/16/2002	1,471	96.6%	95.8%	(1.2%)	(1.0%)	4.6%	(4.1%)	
Village at Potomac Falls	247		8/5/2010	1,462	95.2%	96.6%	1.6%	1.1%	5.7%	(1.4%)	
West Springfield	244		11/18/2002	1,579	96.0%	96.8%	(0.3%)	(1.9%)	(0.2%)	(2.7%)	
Westchester West	345		12/30/2008	1,419	92.7%	93.0%	3.2%	3.5%	7.6%	1.2%	
Woodleaf	228		3/19/2004	1,303	96.9%	97.0%	1.3%	2.5%	11.8%	(1.2%)	
Woodway at Trinity Centre	504		5/17/2012	1,431	95.7%	96.2%	1.6%	2.1%	4.9%	0.8%	
Total Washington, D.C.	11,855	28.3%		$ 1,434	94.4%	95.5%	1.6%	1.0%	3.9%	(0.5%)	30.8%
Total Properties	41,950	100.0%		$ 1,327	94.3%	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	39,915			$ 1,317	95.2%	95.6%	2.8%	2.6%	5.5%	0.9%	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
[2] For development properties the date reflects when all units became available to rent.
[3] Average physical occupancy is defined as the number of occupied apartment units divided by total apartment units.
[4] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

HOME
PROPERTIES®

Physical Occupancy Comparison by Region - Core Properties

Sequential Comparison
Second Quarter 2014 vs. First Quarter 2014

Region	% Units	2Q '14	1Q '14	Variance
Baltimore	26.2%	94.5%	94.3%	0.2%
Boston	8.3%	96.5%	95.9%	0.6%
Chicago	6.4%	97.4%	96.2%	1.2%
Florida	2.2%	95.6%	96.5%	(0.9%)
Long Island, New Jersey	17.9%	96.9%	96.2%	0.7%
Philadelphia	12.3%	95.0%	95.0%	0.0%
Washington, D.C.	26.7%	94.7%	94.1%	0.6%
Total Core	100.0%	95.4%	95.0%	0.4%

Year over Year Comparison
Second Quarter 2014 vs. Second Quarter 2013

Region	% Units	2Q '14	2Q'13	Variance
Baltimore	26.2%	94.5%	94.7%	(0.2%)
Boston	8.3%	96.5%	96.6%	(0.1%)
Chicago	6.4%	97.4%	96.9%	0.5%
Florida	2.2%	95.6%	95.5%	0.1%
Long Island, New Jersey	17.9%	96.9%	96.9%	0.0%
Philadelphia	12.3%	95.0%	95.6%	(0.6%)
Washington, D.C.	26.7%	94.7%	95.7%	(1.0%)
Total Core	100.0%	95.4%	95.8%	(0.4%)

June vs. Quarter Comparison

Region	% Units	Jun '14	2Q '14	Variance
Baltimore	26.2%	94.3%	94.5%	(0.2%)
Boston	8.3%	96.4%	96.5%	(0.1%)
Chicago	6.4%	97.7%	97.4%	0.3%
Florida	2.2%	95.9%	95.6%	0.3%
Long Island, New Jersey	17.9%	97.3%	96.9%	0.4%
Philadelphia	12.3%	94.6%	95.0%	(0.4%)
Washington, D.C.	26.7%	95.0%	94.7%	0.3%
Total Core	100.0%	95.5%	95.4%	0.1%

Operating Results by Region - Core Properties

Sequential Results
Second Quarter 2014 vs. First Quarter 2014

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	26.2%	1.0%	(0.3%)	(8.1%)	4.1%
Boston	8.3%	2.0%	2.1%	(12.5%)	11.3%
Chicago	6.4%	2.5%	1.3%	(9.3%)	11.4%
Florida	2.2%	0.8%	0.2%	(4.7%)	4.7%
Long Island, New Jersey	17.9%	2.0%	0.1%	(12.5%)	9.4%
Philadelphia	12.3%	0.7%	(2.4%)	(14.3%)	6.1%
Washington, D.C.	26.7%	1.5%	(0.2%)	(6.3%)	3.4%
Total Core	100.0%	1.5%	(0.1%)	(9.7%)	6.1%

Year over Year Results
Second Quarter 2014 vs. Second Quarter 2013

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	26.2%	2.4%	2.6%	4.5%	1.8%
Boston	8.3%	4.4%	3.7%	1.7%	4.8%
Chicago	6.4%	4.4%	4.9%	(4.5%)	13.6%
Florida	2.2%	5.8%	6.6%	4.3%	8.7%
Long Island, New Jersey	17.9%	3.6%	3.6%	3.8%	3.5%
Philadelphia	12.3%	1.6%	1.1%	0.7%	1.3%
Washington, D.C.	26.7%	0.8%	0.7%	0.8%	0.7%
Total Core	100.0%	2.4%	2.4%	2.0%	2.6%

Year over Year Results
YTD 2014 vs. YTD 2013

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	26.2%	2.3%	2.8%	8.2%	0.2%
Boston	8.3%	4.4%	3.7%	3.3%	3.9%
Chicago	6.4%	3.7%	4.4%	4.2%	4.5%
Florida	2.2%	6.7%	7.6%	6.2%	8.7%
Long Island, New Jersey	17.9%	3.4%	3.8%	6.1%	2.3%
Philadelphia	12.3%	1.5%	1.7%	5.6%	(0.6%)
Washington, D.C.	26.7%	0.7%	1.0%	3.9%	(0.5%)
Total Core	100.0%	2.3%	2.6%	5.5%	0.9%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

HOME PROPERTIES®

Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents - Core Properties

Region	1Q '13 New	1Q '13 Renewal	2Q '13 New	2Q '13 Renewal	3Q '13 New	3Q '13 Renewal	4Q '13 New	4Q '13 Renewal	YTD '13 New	YTD '13 Renewal
Baltimore	1.6%	3.7%	2.1%	4.0%	1.1%	4.2%	(1.1%)	3.8%	1.0%	3.9%
Boston	1.9%	3.4%	7.3%	4.2%	7.0%	4.7%	1.4%	3.4%	5.0%	4.1%
Chicago	0.5%	3.0%	2.3%	4.0%	2.4%	3.9%	0.4%	4.5%	1.8%	3.9%
Florida	4.6%	4.3%	7.9%	3.6%	5.7%	4.0%	5.1%	4.0%	6.0%	3.9%
Long Island, New Jersey	3.8%	3.1%	3.5%	3.3%	4.1%	3.4%	1.8%	3.6%	3.4%	3.4%
Philadelphia	(0.4%)	2.9%	2.4%	3.7%	0.0%	4.3%	(2.2%)	2.9%	0.1%	3.6%
Washington, D.C.	(0.3%)	4.1%	0.7%	3.9%	0.2%	3.9%	(3.0%)	3.3%	(0.6%)	3.8%
Total Core	1.3%	3.6%	2.7%	3.8%	2.0%	4.0%	(0.7%)	3.5%	1.5%	3.7%

Region	1Q '14 New	1Q '14 Renewal	2Q '14 New	2Q '14 Renewal
Baltimore	0.3%	3.3%	3.4%	3.7%
Boston	0.4%	3.0%	5.3%	3.8%
Chicago	2.3%	3.4%	4.3%	2.9%
Florida	6.9%	4.2%	9.4%	3.9%
Long Island, New Jersey	1.3%	2.8%	4.4%	2.7%
Philadelphia	(2.0%)	2.4%	2.7%	3.4%
Washington, D.C.	(2.3%)	2.7%	(0.1%)	3.0%
Total Core	(0.2%)	2.9%	3.0%	3.2%



H&ME PROPERTIES

Resident Statistics

Top Six Reasons for Moveouts

	2Q '14	1Q '14	4Q '13	3Q '13	2Q '13	1Q '13	Year '13	Year '12	Year '11
Employment related	14.8%	13.9%	13.1%	12.9%	13.6%	14.7%	13.5%	13.2%	13.4%
Location, apartment size	14.5%	14.0%	12.2%	13.9%	13.4%	12.3%	13.1%	12.6%	13.1%
Eviction, skip	12.1%	14.6%	13.4%	10.9%	13.3%	14.9%	12.9%	14.2%	16.4%
Transfer within HME	11.2%	15.4%	16.1%	12.1%	11.9%	14.1%	13.4%	13.1%	11.6%
Domestic Situation	11.1%	8.2%	8.1%	10.9%	12.2%	8.2%	10.1%	10.2%	9.6%
Home purchase	10.8%	10.6%	13.3%	12.7%	12.5%	11.2%	12.5%	11.3%	10.4%

Traffic - Core Properties

Region	Traffic 2Q '14 vs. 2Q '13	Traffic YTD '14 vs. YTD '13	Signed Leases 2Q '14 vs. 2Q '13	Signed Leases YTD '14 vs. YTD '13
Baltimore	(5.5%)	(8.1%)	4.5%	4.7%
Boston	(8.4%)	(9.4%)	11.7%	5.9%
Chicago	(6.4%)	(5.3%)	(7.7%)	(7.0%)
Florida	6.3%	(5.1%)	14.8%	7.7%
Long Island	(5.9%)	(9.0%)	3.8%	2.0%
New Jersey	3.8%	(2.5%)	2.2%	(0.8%)
Philadelphia	0.0%	(1.9%)	4.9%	9.1%
Washington, D.C.	(1.5%)	(5.6%)	8.5%	4.7%
Total Core	(3.2%)	(6.2%)	5.1%	3.9%

Turnover - Core Properties

	2Q '14	2Q '13	YTD '14	YTD '13
Baltimore	10.9%	10.6%	19.0%	18.3%
Boston	12.0%	12.4%	20.3%	20.9%
Chicago	11.7%	14.4%	19.8%	23.9%
Florida	12.1%	9.6%	23.4%	19.7%
Long Island	8.0%	9.0%	15.3%	16.3%
New Jersey	9.8%	9.7%	17.8%	17.4%
Philadelphia	14.4%	13.3%	22.4%	21.8%
Washington, D.C.	9.5%	9.7%	17.1%	17.5%
Total Core	10.8%	10.8%	18.7%	18.9%

Bad Debt as % of Rent and Utility Recovery

	2Q '14	2Q '13	YTD '14	YTD '13
Total Core	0.80%	0.83%	0.85%	0.85%

Home PROPERTIES®

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	2Q '14	2Q '13	Qtr Variance	% Variance	YTD '14	YTD '13	YTD Variance	% Variance
Rent	$ 149,637	$ 146,096	$ 3,541	2.4%	$ 297,064	$ 290,438	$ 6,626	2.3%
Utility recovery	5,454	5,284	170	3.2%	13,770	12,433	1,337	10.8%
Rent including recoveries	155,091	151,380	3,711	2.5%	310,834	302,871	7,963	2.6%
Other income	7,364	7,302	62	0.8%	14,299	14,066	233	1.7%
Total income	162,455	158,682	3,773	2.4%	325,133	316,937	8,196	2.6%
Operating & maintenance	(57,827)	(56,685)	(1,142)	(2.0%)	(121,884)	(115,519)	(6,365)	(5.5%)
Core Properties NOI	$ 104,628	$ 101,997	$ 2,631	2.6%	$ 203,249	$ 201,418	$ 1,831	0.9%
Physical Occupancy	95.4%	95.8%	(0.4%)		95.2%	95.6%	(0.4%)	
Weighted Avg Rent per Unit	$ 1,323	$ 1,288	$ 35	2.8%	$ 1,317	$ 1,282	$ 35	2.8%

Acquired Properties [1]

	2Q '14	YTD '14
Rent	$ 1,738	$ 3,277
Utility recovery	3	5
Rent including recoveries	1,741	3,282
Other income	67	100
Total income	1,808	3,382
Operating & maintenance	(686)	(1,385)
Acquired Properties NOI	$ 1,122	$ 1,997
Physical Occupancy	94.0%	93.6%
Weighted Avg Rent per Unit	$ 1,202	$ 1,199

Redevelopment Property [2]

	2Q '14	YTD '14
Rent	$ 3,215	$ 6,468
Utility recovery	108	252
Rent including recoveries	3,323	6,720
Other income	133	243
Total income	3,456	6,963
Operating & maintenance	(1,248)	(2,547)
Redevelopment Property NOI	$ 2,208	$ 4,416
Physical Occupancy	77.7%	79.3%
Weighted Avg Rent per Unit	$ 1,629	$ 1,622

Development Properties [3]

	2Q '14	YTD '14
Rent	$ 432	$ 566
Utility recovery	5	5
Rent including recoveries	437	571
Other income	36	56
Total income	473	627
Operating & maintenance	(541)	(945)
Development Properties NOI	$ (68)	$ (318)
Physical Occupancy	(see development pipeline schedule)	
Weighted Avg Rent per Unit	$ 2,046	$ 2,062

[1] Acquired Properties consist of acquired properties subsequent to January 1, 2013, such that full year operating results are not available.

[2] The Redevelopment Property is Arbor Park of Alexandria, where 851 units in 52 buildings commenced renovation in 2011 on a building by building basis.

[3] Development Properties consist of one property, Eleven55 Ripley.

Seasonality Factor for NAV Calculation
To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.1%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	2Q '14	2Q '13	Qtr Variance	% Variance	YTD '14	YTD '13	YTD Variance	% Variance
Electricity	$ 1,905	$ 1,807	$ 98	5.4%	$ 4,152	$ 3,827	$ 325	8.5%
Gas	2,466	2,465	1	0.0%	9,336	8,534	802	9.4%
Water & sewer	4,467	4,449	18	0.4%	9,010	8,938	72	0.8%
Repairs & maintenance	9,248	8,879	369	4.2%	15,682	15,125	557	3.7%
Personnel expense	13,840	13,358	482	3.6%	28,055	27,342	713	2.6%
Advertising	1,279	1,255	24	1.9%	2,477	2,431	46	1.9%
Legal & professional	323	328	(5)	(1.5%)	591	698	(107)	(15.3%)
Office & telephone	1,721	1,555	166	10.7%	3,383	3,174	209	6.6%
Property insurance	1,458	1,269	189	14.9%	4,690	2,440	2,250	92.2%
Real estate taxes	15,916	15,979	(63)	(0.4%)	32,194	31,580	614	1.9%
Snow	41	79	(38)	(48.1%)	1,998	909	1,089	119.8%
Trash	924	872	52	6.0%	1,859	1,764	95	5.4%
Property management G&A	4,239	4,390	(151)	(3.4%)	8,457	8,757	(300)	(3.4%)
Total Core	$ 57,827	$ 56,685	$ 1,142	2.0%	$ 121,884	$ 115,519	$ 6,365	5.5%

Discontinued Operations [1]
($ in thousands)

The results of discontinued operations are summarized for the three and six months ended June 30, 2014 and 2013 as follows:

	2Q '14	2Q '13	YTD '14	YTD '13
Revenues:				
Rental income	$ -	$ 4,505	$ 2,015	$ 11,357
Property other income	-	444	286	1,162
Total revenues	-	4,949	2,301	12,519
Expenses:				
Operating and maintenance	-	1,769	892	4,395
Interest [2]	-	575	1,109	2,944
Depreciation and amortization	-	1,220	260	2,987
Total expenses	-	3,564	2,261	10,326
Income from discontinued operations	-	1,385	40	2,193
Gain on disposition of property	-	4,645	31,306	45,004
Discontinued operations	$ -	$ 6,030	$ 31,346	$ 47,197

[1] Properties included in discontinued operations are listed in Summary Of Recent Sales.

[2] Includes debt extinguishment costs and other one-time costs incurred as a result of repaying property specific debt triggered upon sale of $802 for the six months ended June 30, 2014 and $1,416 for the six months ended June 30, 2013.

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PROPERTIES®

Summary Of Recent Acquisitions

($ in millions, except unit and per unit data)

Community	Region	State	Purchase Date	# of Units	Cap [1] Rate	Purchase Price	Wtd Avg Price per Unit
2014 Acquisitions							
The Preserve at Milltown	Philadelphia	PA	6/19/2014	376	6.3%	$ 45.0	$ 119,681
Acquired after the close of the 2nd quarter							
Willowbrook	Philadelphia	PA	7/30/2014	248	6.8%	30.5	122,984
			Total 2014	624	6.5%	$ 75.5	$ 120,994
2013 Acquisitions							
Stone Hill	Philadelphia	PA	11/27/2013	205	6.8%	$ 15.5	$ 75,610
Middlesex Crossing	Boston	MA	12/18/2013	252	6.4%	40.3	159,722
			Total 2013	457	6.5%	$ 55.8	$ 121,991
		Total 2014 and 2013 Acquisitions		1,081	6.5%	$ 131.3	$ 121,415

[1] Capitalization (Cap) rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales

($ in millions, except unit and per unit data)

Community	Region	State	Sale Date	# of Units	Cap [2] Rate	Sales Price	Wtd Avg Price per Unit	Unlevered IRR
2014 Sales								
Cider Mill	Washington, D.C.	MD	2/26/2014	864	6.9%	$ 110.0	$ 127,315	8.4%
			Total 2014	864	6.9%	$ 110.0	$ 127,315	8.4%
2013 Sales								
South Bay Manor	Long Island	NY	3/14/2013	61	6.4%	$ 11.1	$ 181,967	10.7%
Falkland Chase	Washington, D.C.	MD	3/29/2013	450	5.5%	98.0	217,778	10.8%
Castle Club	Philadelphia	PA	4/10/2013	158	7.2%	15.0	94,937	7.4%
Virginia Village	Washington, D.C.	VA	10/15/2013	344	5.9%	68.0	197,674	13.4%
			Total 2013	1,013	5.8%	$ 192.1	$ 189,635	11.5%
		Total 2014 and 2013 Sales		1,877	6.2%	$ 302.1	$ 160,948	10.4%

[2] Capitalization (Cap) rate based on historical NOI after an allowance for a 2.7% management fee but before capital expenditures.

HOME PROPERTIES®

Breakdown of Units

Region	State	As of 12/31/2012	Net Acquired/Sold/ Developed in 2013	As of 12/31/2013	12/31/2013 % of Units	Net Acquired/Sold/ Developed in 2014	As of 6/30/2014	6/30/2014 % of Units
Baltimore	MD	10,477	–	10,477	24.8%	–	10,477	25.0%
Boston	MA/ME	3,303	253	3,556	8.4%	–	3,556	8.5%
Chicago	IL	2,566	–	2,566	6.1%	–	2,566	6.1%
Florida	FL	836	–	836	2.0%	–	836	2.0%
Long Island, New Jersey	NY/NJ	7,225	(61)	7,164	17.0%	–	7,164	17.0%
Philadelphia	PA	5,067	47	5,114	12.2%	382	5,496	13.1%
Washington, D.C.	MD/VA	13,161	(704)	12,457	29.5%	(602)	11,855	28.3%
Total		42,635	(465)	42,170	100.0%	(220)	41,950	100.0%

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	06/30/14 Balance	Maturity Date
Fixed Rate Secured				
The Greens at Columbia	M&T Realty-Fannie Mae	3.93%	8,814	08/01/14
Westchester West - 1st	Berkeley Point Capital - Freddie Mac	6.15%	25,781	03/01/15
Westchester West - 2nd	Berkeley Point Capital - Freddie Mac	6.64%	7,175	03/01/15
Stratford Greens	Capital One Bank	5.75%	28,797	07/01/15
Sayville Commons	M&T Realty - Freddie Mac	5.00%	36,636	08/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	31,663	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	21,701	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	18,736	09/01/15
Cypress Place Apartments	Prudential - Fannie Mae	6.56%	9,696	11/01/15
Golf Club Apartments	Prudential - Fannie Mae	6.38%	31,221	11/01/15
Northwood Apartments	M&T Realty - Freddie Mac	5.50%	9,961	12/01/15
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.25%	46,822	01/01/16
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.55%	4,868	01/01/16
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.25%	72,068	01/01/16
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.55%	1,770	01/01/16
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.57%	47,288	02/01/16
Devonshire - 1st	Wachovia - Fannie Mae	5.60%	34,650	04/01/16
Devonshire - 2nd	Wachovia - Fannie Mae	6.24%	7,943	04/01/16
Mid-Island	Prudential - Fannie Mae	5.48%	18,349	04/01/16
Owings Run 1 & 2	Prudential - Fannie Mae	5.59%	39,757	04/01/16
The Manor East	KeyBank - Freddie Mac	3.25%	6,745	04/01/16
Country Village	Centerline (CIII) - Fannie Mae	5.52%	17,390	06/01/16
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.61%	47,000	06/01/17
Mill Towne Village	Prudential - Fannie Mae	5.99%	24,239	09/01/17
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.83%	47,000	11/01/17
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.81%	39,285	12/01/17
Chatham Hill	M&T Realty - Freddie Mac	5.59%	42,096	01/01/18
William Henry Apartments	PNC - Fannie Mae	4.85%	27,145	01/01/18
Seminary Towers Apartments	Prudential - Fannie Mae	5.49%	53,515	07/01/18
The Manor (MD)	Prudential - Fannie Mae	4.23%	43,812	11/01/18
Bonnie Ridge - 1st	Prudential Life	6.60%	7,005	12/15/18
Bonnie Ridge - 2nd	Prudential Life	6.16%	16,330	12/15/18
Bonnie Ridge - 3rd	Prudential Life	6.07%	23,413	12/15/18

Home PROPERTIES®

Debt Summary Schedule

($ in thousands)

Property	Lender	Interest Rate %	06/30/14 Balance	Maturity Date
Annapolis Roads	Amerisphere - Fannie Mae	5.12%	22,792	01/01/19
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.75%	17,289	01/01/19
The Sycamores	M&T Realty - Freddie Mac	5.71%	20,150	01/01/19
Top Field Apartments	M&T Realty - Fannie Mae	4.84%	15,750	01/01/19
Westwood Village	M&T Realty - Freddie Mac	5.68%	44,141	01/01/19
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.47%	11,664	07/01/19
Glen Manor	Prudential - Fannie Mae	5.83%	7,538	08/01/19
Ridley Brook	Prudential - Fannie Mae	5.83%	12,514	08/01/19
The Courts at Fair Oaks	Walker&Dunlop - Freddie CME	4.50%	46,623	08/01/19
Southern Meadows	Red Mortgage - Fannie Mae	5.36%	38,680	10/01/19
Elmwood Terrace	M&T Realty - Fannie Mae	5.56%	25,434	11/01/19
Lakeview	Greystone - Fannie Mae	5.31%	8,623	12/01/19
The Landings	Prudential - Fannie Mae	5.60%	24,840	01/01/20
East Meadow Apartments	M&T Realty - Freddie Mac	5.40%	13,979	05/01/20
Selford Townhomes	M&T Realty - Freddie Mac	5.40%	8,451	05/01/20
Stone Ends Apts.	M&T Realty - Freddie Mac	5.40%	23,804	05/01/20
Tamarron Apartments	M&T Realty - Freddie Mac	5.40%	13,987	05/01/20
The Manor (VA)	M&T Realty - Freddie Mac	5.40%	13,127	05/01/20
Woodmont Village	M&T Realty - Freddie Mac	5.40%	9,472	05/01/20
Trexler Park	Greystone - Fannie Mae	4.34%	36,375	08/01/20
Arbor Park of Alexandria	Prudential - Fannie Mae	4.35%	91,750	11/01/20
New Orleans Park	M&T Realty - Fannie Mae	4.58%	22,337	11/01/20
Racquet Club East	PNC - Fannie Mae	4.74%	35,794	12/01/20
Heritage Woods Apts	Greystone - Fannie Mae	5.39%	13,812	01/01/21
The Meadows at Marlborough	Prudential - Fannie Mae	5.50%	20,186	01/01/21
Home Properties of Devon	M&T Realty - Fannie Mae	4.85%	57,815	08/01/21
Pleasant View Gardens	Prudential - Fannie Mae	4.51%	90,878	11/01/21
Highland House	Arbor Comml - Fannie Mae	6.32%	5,235	01/01/29
Wtd Avg - Fixed Secured		5.21%	$1,651,709	

Home PROPERTIES®

Debt Summary Schedule

($ in thousands)

Property	Lender	Interest Rate %	06/30/14 Balance	Maturity Date
Variable Rate Secured				
Sherry Lake	M&T Realty - Freddie Mac	2.90%	24,022	04/01/17
Wtd Avg - Variable Secured		2.90%	$ 24,022	
Wtd Avg - Total Secured Debt		5.17%	$ 1,675,731	
Fixed Rate Unsecured				
Private Placement Senior Notes - Series A	Various Investors	4.46%	$ 90,000	12/19/18
Private Placement Senior Notes - Series B	Various Investors	5.00%	60,000	12/19/21
Senior Notes	Prudential Life Insurance	4.16%	50,000	06/27/19
Bank Term Loan-Interest Rate Swapped to Maturity	M&T Bank et. al.	1.69%	250,000	08/18/18
Variable Rate Unsecured				
Revolving Line of Credit	M&T Bank et. al.	1.19%	282,500	08/18/17
Wtd Avg - Total Unsecured Debt		2.27%	$ 732,500	
Total Combined Debt		4.29%	$2,408,231	

Home PROPERTIES®

Debt Summary Schedule

($ in thousands)

% Of Portfolio - Fixed	87.3%
% Of Portfolio - Variable	12.7%

	Interest Rate %	Years To Maturity
Wtd Avg - Total Fixed Rate Debt	4.73%	4.15
Wtd Avg - Total Variable Rate Debt	1.32%	3.11
Wtd Avg - Combined Debt	4.29%	4.02

Total Debt Maturity Schedule Exclusive of Revolving Line of Credit						
Year of Maturity	Fixed Rate		Variable Rate		Total	
	Wtd Avg Rate	Debt	Wtd Avg Rate	Debt	Debt	% Of Total
2014	3.93%	8,814	-	-	8,814	0.41%
2015	5.17%	221,367	-	-	221,367	10.41%
2016	5.40%	297,650	-	-	297,650	14.00%
2017	5.78%	157,524	2.90%	24,022	181,546	8.54%
2018	3.54%	553,315	-	-	553,315	26.03%
2019	5.14%	321,197	-	-	321,197	15.11%
2020	4.82%	293,915	-	-	293,915	13.83%
2021	4.84%	242,691	-	-	242,691	11.42%
2022	-	-	-	-	-	0.00%
2023	-	-	-	-	-	0.00%
2024 - 2029	6.32%	5,235	-	-	5,235	0.25%
TOTAL	4.73%	$ 2,101,709	2.90%	$ 24,022	$ 2,125,731	100.00%

HOME PROPERTIES®

Debt Summary Schedule

<u>Unencumbered Properties</u>

Property		# Units	Region	State	Property		# Units	Region	State
Canterbury Apartments		618	Baltimore	MD	Yorkshire Village		40	Long Island	NY
Dunfield	*	312	Baltimore	MD	Barrington Gardens		148	New Jersey	NJ
Gateway Village		132	Baltimore	MD	East Hill Gardens		33	New Jersey	NJ
Howard Crossing		1,350	Baltimore	MD	Hackensack Gardens		198	New Jersey	NJ
Middlebrooke Apartments		208	Baltimore	MD	Jacob Ford Village		270	New Jersey	NJ
Morningside Heights		1,050	Baltimore	MD	Oak Manor		77	New Jersey	NJ
Saddle Brooke Apartments		468	Baltimore	MD	Pleasure Bay		270	New Jersey	NJ
The Apts at Cambridge Court		544	Baltimore	MD	Wayne Village		275	New Jersey	NJ
The Coves at Chesapeake		469	Baltimore	MD	Windsor Realty		67	New Jersey	NJ
Westbrooke Apartments		110	Baltimore	MD	Hill Brook Apartments		274	Philadelphia	PA
Gardencrest		696	Boston	MA	Home Properties of Bryn Mawr		316	Philadelphia	PA
Liberty Place		107	Boston	MA	Racquet Club South		103	Philadelphia	PA
Middlesex Crossing		252	Boston	MA	Stone Hill Apartments		205	Philadelphia	PA
The Commons at Haynes Farm		302	Boston	MA	The Preserve at Milltown	*	376	Philadelphia	PA
The Heights at Marlborough		348	Boston	MA	Waterview		203	Philadelphia	PA
The Townhomes of Beverly		204	Boston	MA	1200 East West Highway		247	Washington, D.C.	MD
The Village at Marshfield		276	Boston	MA	Eleven55 Ripley		351	Washington, D.C.	MD
Westwoods		35	Boston	MA	Hunter's Glen		108	Washington, D.C.	MD
Liberty Commons		120	Boston	ME	Seminary Hill		296	Washington, D.C.	MD
Redbank Village		500	Boston	ME	Courts at Huntington Station		421	Washington, D.C.	MD
Blackhawk Apartments		371	Chicago	IL	Woodleaf Apartments		228	Washington, D.C.	MD
Courtyards Village		224	Chicago	IL	Braddock Lee		255	Washington, D.C.	VA
Lakeview Townhomes		120	Chicago	IL	Mt. Vernon Square		1,387	Washington, D.C.	VA
The Colony		783	Chicago	IL	Newport Village		937	Washington, D.C.	VA
The Gates of Deer Grove		204	Chicago	IL	Park Shirlington		294	Washington, D.C.	VA
The New Colonies		672	Chicago	IL	Somerset Park		108	Washington, D.C.	VA
Bayview & Colonial		160	Long Island	NY	The Apts at Cobblestone Square		314	Washington, D.C.	VA
Cambridge Village		82	Long Island	NY	The Apts at Wellington Trace		240	Washington, D.C.	VA
Crescent Club		257	Long Island	NY	The Courts at Dulles		411	Washington, D.C.	VA
Hawthorne Court	*	434	Long Island	NY	Village at Potomac Falls		247	Washington, D.C.	VA
Heritage Square		80	Long Island	NY	West Springfield Village		244	Washington, D.C.	VA
Holiday Square		144	Long Island	NY	Woodway at Trinity Centre		<u>504</u>	Washington, D.C.	VA
Lake Grove Apartments		368	Long Island	NY					

Total Number of Units: 21,447
Total Number of Properties: 65

* Property added to unencumbered pool during Q2 '14.

Recurring Capital Expenditure Summary

Effective January 1, 2014, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $900 per apartment unit compared to $848 in the prior year. This new amount better reflects current actual costs and the effects of inflation since the last update.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements are expected to directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure per Unit per Year[2]	Maintenance Expense Cost per Unit per Year[3]	Total Cost per Unit per Year
Appliances	$ 1,673	10	$ 167	$ 13	$ 180
Blinds, shades	148	3	49	6	55
Carpets, cleaning	924	4	231	155	386
Computers, equipment, misc.[4]	124	6	21	22	43
Contract repairs	-	-	-	182	182
Exterior painting [5]	87	3	29	-	29
Flooring	175	7	25	27	52
Furnace, air (HVAC)	880	19	46	84	130
Hot water heater	302	7	43	-	43
Interior painting	-	-	-	194	194
Kitchen, bath cabinets upgrades	1,272	15	85	-	85
Landscaping site	-	-	-	122	122
New roof	906	24	38	-	38
Parking lot site	900	15	60	-	60
Pool, exercise facility	130	15	9	56	65
Windows major	1,712	20	86	-	86
Miscellaneous [6]	190	17	11	-	11
Total	$ 9,423		$ 900	$ 861	$ 1,761

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $861 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

HOME PROPERTIES®

Capital Expenditure Summary

The Company estimates that on an annual basis $900 per unit is spent on recurring capital expenditures in 2014. During the three months ended June 30, 2014 approximately $225 per unit was spent on recurring capital expenditures. For the six months ended June 30, 2014 approximately $450 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating capital improvements for the three and six months ended June 30, 2014 as follows:

For the three months ended June 30, 2014
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 344	$ 9	$ 344	$ 9
Major building improvements	1,273	32	4,365	108	5,638	140
Roof replacements	384	9	874	22	1,258	31
Site improvements	927	23	5,995	148	6,922	171
Apartment upgrades	1,221	30	8,160	202	9,381	232
Appliances	1,591	40	-	-	1,591	40
Carpeting/flooring	2,587	64	544	13	3,131	77
HVAC/mechanicals	899	22	3,386	84	4,285	106
Miscellaneous	212	5	560	14	772	19
Total	$ 9,094	$ 225	$ 24,228	$ 600	$ 33,322	$ 825

[a] Calculated using the weighted average number of units owned, including 39,915 core units, 2013 acquisition units of 457, and 2014 acquisition units of 50 for the three months ended June 30, 2014.

For the six months ended June 30, 2014
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 503	$ 12	$ 503	$ 12
Major building improvements	2,545	63	6,342	157	8,887	220
Roof replacements	768	19	875	22	1,643	41
Site improvements	1,394	35	5,994	148	7,388	183
Apartment upgrades	3,064	76	14,210	352	17,274	428
Appliances	3,016	75	2	-	3,018	75
Carpeting/flooring	5,171	128	640	16	5,811	144
HVAC/mechanicals	1,798	44	6,015	149	7,813	193
Miscellaneous	424	10	1,121	28	1,545	38
Total	$ 18,180	$ 450	$ 35,702	$ 884	$ 53,882	$ 1,334

[a] Calculated using the weighted average number of units owned, including 39,915 core units, 2013 acquisition units of 457, and 2014 acquisition units of 25 for the six months ended June 30, 2014.

HOME PROPERTIES®

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2014
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non- Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 8,987	$ 225	$ 23,095	$ 579	$ 32,082	$ 804
2014 Acquisition Communities	4	80	-	-	4	80
2013 Acquisition Communities	103	225	1,133	2,480	1,236	2,705
Subtotal	9,094	225	24,228	600	33,322	825
Corporate office expenditures [b]	-	-	-	-	716	-
Total	$ 9,094	$ 225	$ 24,228	$ 600	$ 34,038	$ 825

[a] Calculated using the weighted average number of units owned, including 39,915 core units, 2013 acquisition units of 457, and 2014 acquisition units of 50 for the three months ended June 30, 2014.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

For the six months ended June 30, 2014
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non- Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 17,970	$ 450	$ 34,048	$ 853	$ 52,018	$ 1,303
2014 Acquisition Communities	4	160	-	-	4	160
2013 Acquisition Communities	206	450	1,654	3,620	1,860	4,070
Sub-total	18,180	450	35,702	884	53,882	1,334
2014 Disposed Communities	45	165	-	2	45	165
Corporate office expenditures [b]	-	-	-	-	1,079	-
Total	$ 18,225	$ 450	$ 35,702	$ 884	$ 55,006	$ 1,324

[a] Calculated using the weighted average number of units owned, including 39,915 core units, 2013 acquisition units of 457, 2014 acquisition units of 25, and 2014 disposed units of 272 for the six months ended June 30, 2014.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

Adjusted Net Operating Income - Core Properties

($ in thousands)

	Quarter 6/30/2014	Quarter 6/30/2013	Change
Net Operating Income	$ 104,628	$ 101,997	2.6%
Less: Non-recurring Capex @ 6%	(1,386)	-	-
Adjusted Net Operating Income	$ 103,242	$ 101,997	1.2%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

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Development Pipeline as of June 30, 2014
($ in thousands)

	Property Type	Units when Complete	Cost Estimate	Cost Estimate Per Unit	Costs Incurred [1]	Start	Initial Occup	Date Complete	% Complete [2]	% Leased [3]	% Physical Occup [4]
Under construction:											
Eleven55 Ripley	Mid-Rise and	379	$ 111,000	$ 293	$ 109,149	4Q 11	4Q 13	3Q 14	92.6%	53.0%	39.6%
Silver Spring, MD	High-Rise										
Courts at Spring Mill Station	Donut/Podium	385	89,000	231	57,475	2Q 12	3Q 14	1Q 15	0.0%	n/a	n/a
Conshohocken, PA											
Total					$ 166,624						

[1] Costs classified as Construction in Progress at June 30, 2014 are comprised of:

Eleven55 Ripley [a]	$ 79,482
Courts at Spring Mill Station	57,475
	$ 136,957

[a] The difference between Costs Incurred and Construction in Progress represents units placed into service.

[2] Represents the percentage of units that have been completed and are available to rent as of July 31, 2014.
[3] Represents the percentage of units that have been leased as of July 31, 2014.
[4] Represents the percentage of units occupied as of July 31, 2014.

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2014 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2014 compared to 2013					
FFO per share - **2014** guidance	$0.996	$1.045	$1.11 - $1.15	$1.16 - $1.20	$4.31 to $4.39
Midpoint of guidance	$0.996	$1.045	$1.13	$1.18	$4.35
FFO per share - **2013** actual	$1.053	$1.113	$1.086	$1.111	$4.368
Projected improvement	-5.4%	-6.1%	4.1%	6.2%	-0.4%

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2014 compared to 2013 based on "Operating FFO" - OFFO					
OFFO per share - **2014** guidance	$0.996	$1.11	$1.11 - $1.15	$1.16 - $1.20	$4.38 to $4.46
Midpoint of guidance	$0.996	$1.11	$1.13	$1.18	$4.42
OFFO per share - **2013** actual	$1.053	$1.113	$1.087	$1.115	$4.373
Actual/projected improvement	-5.4%	-0.3%	4.0%	5.8%	1.1%

The difference between FFO and OFFO is expensed acquisition costs and impairment and other charges related to the Company's exit from new development business

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2014 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
FFO and OFFO Guidance changes from May 1, 2014 Guidance to Current Guidance:					
Amount triggered due to exit from New Development business					
Severance			-0.015	-0.005	-0.020
Reduced capitalized interest on land parcels previously designated for development			-0.010	-0.010	-0.020
Delayed NOI from two development projects under construction			-0.010	-0.010	-0.020
Normal Operations: NOI, G&A, interest expense - net change			-0.005	-0.005	-0.010
			-0.040	-0.030	-0.070

Core Property Assumptions:					
Total revenue growth	2.8%	2.4%	3.1% - 3.5%	3.9% - 4.3%	2.7% to 3.7%
Expense growth	8.9%	2.0%	4.7% - 5.1%	5.0% - 5.4%	4.4% to 5.4%
NOI growth	-0.8%	2.6%	2.2% - 2.6%	3.2% - 3.6%	1.9% to 2.9%

The ranges for the year remain unchanged from what was previously provided in May. Expense growth may come in towards the higher end of the range, while NOI may come in towards the lower end of the range.

Core Occupancy Assumptions:					
2014 physical occupancy	95.0%	95.4%	95.6%	95.2%	95.3%
2013 physical occupancy	95.5%	95.8%	94.9%	94.8%	95.2%
Change in occupancy	-0.5%	-0.4%	0.7%	0.4%	0.1%

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2014 Earnings Guidance

General & Administrative - A decrease of 6.2% at the midpoint is expected with a range between $26.4 million and $27.2 million forecasted.

Interest Expense - guidance assumptions **remain unchanged** from the original guidance provided on February 6, 2014 and is projected to range from $101.9 million to $102.7 million for the year, without significant differences between the quarters.

Acquisition range for the year **remains unchanged** at $150 million to $250 million.

Disposition range for the year **remains unchanged** at $160 million to $260 million

Anticipated **expense from acquisition costs** for 2014 **remains unchanged** at $0.9 million versus actual of $0.3 million in 2013.

Capital expenditures:

Recurring	$35 million	
Upgrading and repositioning	$100 million	**remains unchanged from original guidance given February 6, 2014**